EXHIBIT 3.3
                            CERTIFICATE OF AMENDMENT

                                       TO

                          CERTIFICATE OF INCORPORATION

                                       OF

                         TRANSNATIONAL INDUSTRIES, INC.

     TRANSNATIONAL INDUSTRIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

     First: That the Board of Directors of the Corporation on March 21, 1995 adopted resolutions proposing and declaring advisable that amendments to the certificate of incorporation as set forth in Exhibit A attached hereto be made.

     Second: That the stockholders of the Corporation, at the annual meeting of stockholders held on July 14, 1995, voted to authorize the amendments set forth in Exhibit A attached hereto.

     Third: That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Sections 222 and 242 of the General
Corporation Law of the State of Delaware.

     Fourth: That the effective date of the foregoing amendments will be August 15, 1995 at 5:00 p.m. New York time.

     IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by Charles H. Holmes, Jr., its President, and attested to by Paul L. Dailey, Jr., its Secretary, this 31 day of July, 1995.

                             TRANSNATIONAL INDUSTRIES, INC.

                             By:   /s/ Charles H. Holmes, Jr.
                                   --------------------------
                                   Name: Charles H. Holmes, Jr.
                                   Title: President

Attest:

By:      /s/ Paul L. Dailey Jr.
         ----------------------
         Name: Paul L. Dailey, Jr.
         Title: Secretary





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                                                                      EXHIBIT A

     The first and second sentences of Article Fourth of the Certificate of Incorporation of the Corporation are amended and restated as follows:

          FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Million One Hundred Thousand (1,100,000) shares. All such shares are to have a par value, and are classified as One Million (1,000,000) shares of Common Stock, $0.20 par value per share, and one One Hundred Thousand (100,000) shares of Preferred Stock, $0.01 par value per share.

     A final paragraph is added to Article Fourth of the Certificate of Incorporation of the Corporation as follows:

          Each twenty shares of Common Stock of the Corporation, par value $0.01 per share, either issued and outstanding or held by the Corporation as treasury stock, immediately prior to 5:00 p.m. New York time on August 15, 1995 shall be and are hereby automatically reclassified and changed (without any further act) at 5:00 p.m. New York time on August 15, 1995 into one fully-paid and nonassessable share of the Common Stock of the Corporation, par value $0.20 per share, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued (the "Reverse Stock Split"). Stockholders otherwise entitled to fractional share interests as a result of the Reverse Stock Split shall be entitled to receive in lieu of such fractional share scrip which shall entitle the holder to receive a full share when combined with other scrip to equal a full share. Such scrip shall not constitute title to outstanding shares, grants no voting, dividend or liquidation rights, may not be combined with cash to purchase shares and becomes void if not exchanged for a full share on or before the date three years after the effective date of this amendment.